UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-37889

TOP SHIPS INC.

(Translation of registrant’s name into English)

20 Iouliou Kaisara Str
19002 Paiania

Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Common Share Purchase Agreement

On April 24, 2026, TOP Ships Inc. (the “Company”) entered into a Common Share Purchase Agreement (the “Purchase Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Purchase Agreement, the Company has the right to sell to B. Riley Principal Capital II up to $50.0 million of its common shares, $0.01 par value per share (the “Common Shares”), subject to certain limitations and conditions set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Sales of Common Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to B. Riley Principal Capital II under the Purchase Agreement.

Upon the initial satisfaction of the conditions to B. Riley Principal Capital II’s purchase obligations set forth in the Purchase Agreement (the “Commencement”), including that the Initial Registration Statement (as defined below), required to be filed by the Company pursuant to the Registration Rights Agreement (as defined below) described under “Registration Rights Agreement” below, has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”), the Company will have the right, but not the obligation, from time to time at its sole discretion over the 36-month period beginning on the date the Commencement occurs (the “Commencement Date”), to direct B. Riley Principal Capital II to purchase a specified number of the Company’s Common Shares, not to exceed certain limitations as set forth in the Purchase Agreement (each, a “Purchase”). Each Purchase shall not exceed the lesser of 1,000,000 of the Common Shares and a percentage to be specified by the Company, not to exceed 25%, times the aggregate number of the Common Shares traded on the NYSE American LLC (“NYSE”) during the applicable Purchase Valuation Period (as defined below). In addition, the Company may only initiate a Purchase if the closing sale price of the Common Shares on NYSE on the preceding trading day is not less than $1.00. Any such direction will be made by the Company timely delivering written notice to B. Riley Principal Capital II (each, a “Purchase Notice”) prior to 9:00 a.m., New York City time, on any trading day (each, a “Purchase Date”), subject to certain requirements as set forth in the Purchase Agreement.

From and after Commencement, the Company will control the timing and amount of any sales of its Common Shares to B. Riley Principal Capital II. Actual sales of the Company’s Common Shares to B. Riley Principal Capital II under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the Company’s Common Shares and determinations by the Company as to the appropriate sources of funding for the Company’s business and operations. The Company may not issue or sell any Common Shares to B. Riley Principal Capital II under the Purchase Agreement that, when aggregated with all other Common Shares then beneficially owned by B. Riley Principal Capital II and its affiliates would result in the B. Riley Principal Capital II beneficially owning more than 4.99% of the outstanding Common Shares.

The per share purchase price that B. Riley Principal Capital II is required to pay for the Company’s Common Shares in a Purchase effected by the Company pursuant to the Purchase Agreement, will be equal to 97% of the volume weighted average price of the Company’s Common Shares (the “VWAP”), calculated in accordance with the Purchase Agreement, during the applicable Purchase Date (the “Purchase Valuation Period”). The Company may elect in the applicable Purchase Notice that the Purchase Valuation Period will also be determined by the Minimum Price Threshold (as defined below), such time that the trading price of the Company’s Common Shares on NYSE during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) falls below the applicable minimum price threshold for such Purchase specified by the Company in the Purchase Notice for such Purchase, or if the Company does not specify a minimum price threshold in such Purchase Notice, a price equal to 75% of the closing sale price of the Company’s Common Shares on the trading day immediately prior to the applicable Purchase Date for such Purchase (the “Minimum Price Threshold”).

In addition to the regular Purchases described above, after the Commencement, the Company will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Purchase Agreement, to direct B. Riley Principal Capital II to purchase, on any trading day, including the same Purchase Date on which a regular Purchase is effected, a specified number of the Company’s Common Shares, not to exceed certain limitations set forth in the Purchase Agreement (each, an “Intraday Purchase”). Any such direction will be made by the Company delivering to B. Riley Principal Capital II an irrevocable written purchase notice, after 10:00 a.m., New York City time (and after the Purchase Valuation Period for any prior regular Purchase (if any) and the Purchase Valuation Period for the most recent prior Intraday Purchase effected on the same Purchase Date (if any) have ended), and prior to 3:30 p.m., New York City time, on such Purchase Date.

The per share purchase price, volume limitations and $1.00 threshold price for the Company’s Common Shares that it elects to sell to B. Riley Principal Capital II in an Intraday Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular Purchase (including the same fixed percentage discounts to the applicable VWAP as in the case of a regular Purchase, as described above), provided that the threshold price will be evaluated at on such Purchase Date and the VWAP for each Intraday Purchase effected on a Purchase Date will be calculated over different periods during the regular trading session on NYSE on such Purchase Date, each of which will commence and end at different times on such Purchase Date.

There is no upper limit on the price per share that B. Riley Principal Capital II could be obligated to pay for the Company’s Common Shares that the Company may elect to sell to it in any Purchase or any Intraday Purchase under the Purchase Agreement. In the case of Purchases and Intraday Purchases effected by the Company under the Purchase Agreement, if any, all share and dollar amounts used in determining the purchase price per share of the Company’s Common Shares to be purchased by B. Riley Principal Capital II in a Purchase or an Intraday Purchase (as applicable), or in determining applicable threshold amounts in connection with any such Purchase or Intraday Purchase (as applicable), in each case, will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during any period used to calculate such per share purchase price, maximum purchase share amounts or applicable volume or price threshold amounts.

The Common Shares that may be issued under the Purchase Agreement are being offered and sold in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption afforded under Section 4(a)(2) thereof.

The net proceeds to the Company from sales that it elects to make to B. Riley Principal Capital II under the Purchase Agreement, if any, will depend on the frequency and prices at which the Company sells its Common Shares to B. Riley Principal Capital II. The Company expects that any proceeds it receives from such sales to B. Riley Principal Capital II will be used for general corporate purposes, which may include, among other things, funding for working capital needs, debt repayments, and fleet expansion including the construction of our nine 47,499 dwt MR chemical/product oil tankers or the acquisition of secondhand or newbuilding vessels from third parties or affiliated companies.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the third anniversary of the Commencement Date; (ii) the date on which B. Riley Principal Capital II shall have purchased from the Company, pursuant to all VWAP Purchases and Intraday VWAP Purchases that have occurred and fully settled under the Purchase Agreement, its Common Shares for an aggregate gross purchase price of $50.0 million; (iii) the date on which the Company’s Common Shares shall have failed to be listed or quoted on NYSE or another U.S. national securities exchange identified as an “eligible market” in the Purchase Agreement (“Eligible Market”) for one trading day; (iv)  the 30th trading day next following the date on which, pursuant to or within the meaning of any Bankruptcy Law (as defined in the Purchase Agreement), the Company commences a voluntary case or any Person (as defined in the Purchase Agreement) commences a proceeding against the Company, in each case that is not discharged or dismissed prior to such 30th trading day; and (v) the date on which, pursuant to or within the meaning of any Bankruptcy Law, a Custodian (as defined in the Purchase Agreement) is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors.

The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, at any time. The Company and B. Riley Principal Capital II may also agree to terminate the Purchase Agreement by mutual written consent, provided that no termination of the Purchase Agreement will be effective during the pendency of any Purchase or any Intraday Purchase that has not then fully settled in accordance with the Purchase Agreement. B. Riley Principal Capital II also has the right to terminate the Purchase Agreement upon ten trading days’ prior written notice to the Company in limited circumstances, including: (i) if a Fundamental Transaction (as defined in the Purchase Agreement) has occurred; (ii) the required Registration Statements (as defined below) are not filed or made effective by their respective deadlines, or the Company has a material breach of the Registration Rights Agreement (as defined below) which is not cured within 10 trading days of notice thereof; (iii) if, while B. Riley Principal Capital II holds Common Shares, a Registration Statement is made unavailable for 45 consecutive trading days or for an aggregate of 90 trading days within any 365-day period; (iv) trading in the Company’s Common Shares on NYSE has been suspended for a period of five consecutive trading days; (v) the Company is in material breach or default under the Purchase Agreement or Registration Rights Agreement, if not cured within ten trading days of notice; or (vi) if any condition, occurrence, state of facts or event constituting a Material Adverse Effect has occurred and continues.

As consideration for B. Riley Principal Capital II’s commitment to purchase the Company’s Common Shares at the Company’s direction upon the terms and subject to the conditions set forth in the Purchase Agreement, the Company will pay a commitment fee of 1% of the maximum aggregate purchase price of shares which may be sold under the Purchase Agreement to B. Riley Principal Capital II (the “Commitment Fee”). Prior to the filing of the Initial Registration Statement, we paid an aggregate of $150,000 to B. Riley Principal Capital II in partial satisfaction of the Commitment Fee. B. Riley Principal Capital II is entitled to retain 50% of any amounts otherwise payable to the Company under the Purchase Agreement on each date of settlement thereunder as partial satisfaction of the Commitment Fee, with the full Commitment Fee due within 12 months from the date of the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of the Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

Registration Rights Agreement

On April 24, 2026, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, pursuant to which the Company agreed to file an initial registration statement (the “Initial Registration Statement”) within ten business days following the date of the Registration Rights Agreement. The Company filed the Initial Registration Statement on April 20, 2026. In addition, pursuant to the Registration Rights Agreement, the Company agreed to file additional registration statements as required (each, a “New Registration Statement” and together with the Initial Registration Statement, a “Registration Statement”) within ten business days following the date of the sale of all Common Shares registered on the Initial Registration Statement, with respect to any additional Common Shares to be sold pursuant to the Purchase Agreement.

The Registration Rights Agreement contains customary covenants and indemnification obligations of the parties. The covenants contained in the Registration Rights Agreement were made only for the purposes of the Registration Rights Agreement, were solely for the benefit of the parties to such agreement and are subject to certain important limitations.

The Company does not know what the purchase price for Common Shares sold under the Purchase Agreement will be and therefore cannot be certain as to the number of shares, if any, it might issue to B. Riley Principal Capital II under the Purchase Agreement. The Purchase Agreement provides that up to $50.0 million of Common Shares may be sold to B. Riley Principal Capital II and the Company is registering 50,000,000 Common Shares under the Securities Act for resale by B. Riley Principal Capital II pursuant to the Initial Registration Statement. Depending on the market price of the Common Shares at the times the Company elects to issue and sell shares to B. Riley Principal Capital II, the Company may need to register under the Securities Act additional Common Shares for resale by B. Riley Principal Capital II in order to receive aggregate gross proceeds equal to the full amount available to the Company under the Purchase Agreement. If the Company elects to issue and sell more than the 50,000,000 shares offered under this prospectus to B. Riley Principal Capital II, which the Company has the right, but not the obligation, to do, it must first register under the Securities Act and have the SEC declare effective the sale by B. Riley Principal Capital II of additional Common Shares, which could cause additional substantial dilution to the Company’s shareholders.

The foregoing descriptions of the Purchase Agreement and Registration Rights Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and Registration Rights Agreement, which are attached to this Report on Form 6-K as Exhibits 10.1 and 10.2, respectively, and which are incorporated by reference herein.

A registration statement on Form F-1 (File No. 333-295328) relating to the resale of the Common Shares which may be sold under the Purchase Agreement has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at http://www.sec.gov.

This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy any Common Shares, nor shall there be any sale of Common Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The information contained in this Report, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-290238, 333-268475 and 333-267545).

EXHIBIT INDEX

Exhibit No.	Description
10.1	Common Share Purchase Agreement, dated as of April 24, 2026, by and between TOP Ships Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.73 of the Registration Statement on Form F-1 previously filed with the SEC by the Company on April 24, 2026)

10.2	Registration Rights Agreement, dated as of April 24, 2026, by and between TOP Ships Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.74 of the Registration Statement on Form F-1 previously filed with the SEC by the Company on April 24, 2026)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TOP Ships Inc.
Date: April 24, 2026	By: /s/ Alexandros Tsirikos
Name: Alexandros Tsirikos
Title: Chief Financial Officer